Filed Pursuant to Rule 433
Registration No. 333-234014

The Western Union Company
$500,000,000
2.850% Notes due 2025
November 18, 2019
Pricing Term Sheet

Issuer:	The Western Union Company
Expected Ratings (Moody’s / S&P)*:	Baa2 (Stable) / BBB (Stable)
Securities:	2.850% Notes due 2025
Format:	SEC-Registered
Trade Date:	November 18, 2019
Settlement Date**:	November 25, 2019 (T+5)
Maturity Date:	January 10, 2025
Principal Amount:	$500,000,000
Price to Public:	99.845% of the principal amount, plus accrued interest, if any, from November 25, 2019
Net Proceeds (before expenses) to Issuer:	$496,225,000
Spread to Benchmark Treasury:	+125 basis points
Benchmark Treasury:	UST 1.500% due October 31, 2024
Benchmark Treasury Price / Yield:	99-12 / 1.632%
Yield to Maturity:	2.882%
Coupon (Interest Rate):	2.850%
Interest Payment Dates:	Semi-annually on each January 10 and July 10 of each year, commencing on July 10, 2020 (long first coupon)
Interest Rate Adjustment:	The interest rate payable on the notes will be subject to adjustment from time to time if either Moody’s or S&P (or any Substitute Rating Agency (as defined in the preliminary prospectus supplement)) downgrades (or subsequently upgrades) the debt rating assigned to the notes as described under “Description of the Notes—General—Interest Rate Adjustment” in the preliminary prospectus supplement
Optional Redemption—Make-Whole Call:	Make-whole call at any time prior to December 10, 2024, at the greater of 100% of the principal amount of the notes being redeemed and discounted present value at Treasury rate plus 20 basis points
Optional Redemption—Par Call:	Par call at any time on or after December 10, 2024, at a price equal to 100% of the principal amount of the notes being redeemed, plus accrued interest but unpaid interest thereon to, but excluding, the date of redemption
Change of Control:	If a Change of Control Triggering Event occurs, unless the Issuer has exercised its right to redeem the notes, the Issuer will be required to offer to repurchase the notes at a price equal to 101% of the aggregate principal amount of notes repurchased, plus accrued and unpaid interest, if any, on the notes repurchased to, but not including, the date of repurchase
Minimum Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Day Count Convention:	30/360
Business Days:	New York
CUSIP / ISIN:	959802 AY5 / US959802AY56

Use of Proceeds:	The Issuer intends to use the net proceeds from the sale of the notes to finance the purchase of its outstanding 5.253% notes due 2020 in the tender offer and to pay related fees and expenses, and the remainder for general corporate purposes.
Joint Book-Running Managers:	Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
Wells Fargo Securities, LLC
Co-Managers:	U.S. Bancorp Investments, Inc.
BMO Capital Markets Corp.
Fifth Third Securities, Inc.
Mizuho Securities USA LLC
BBVA Securities Inc.
Credit Suisse Securities (USA) LLC
HSBC Securities (USA) Inc.
RBC Capital Markets, LLC
Scotia Capital (USA) Inc.
Siebert Williams Shank & Co., LLC
SunTrust Robinson Humphrey, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold these securities and may be subject to revision or withdrawal at any time. Each of the security ratings above should be evaluated independently of any other security rating.

**The Issuer expects to deliver the notes against payment on or about November 25, 2019, which is the fifth U.S. business day following the date of this pricing term sheet (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in two U.S. business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second U.S. business day before the settlement date will be required, by virtue of the fact that the notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to the second U.S. business day before the settlement date should consult their advisors.

The Issuer has filed a registration statement (including a base prospectus and a prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Capitalized terms used herein and not otherwise defined herein have the meanings specified in the prospectus supplement. Before you invest, you should read the prospectus supplement for this offering, the prospectus in that registration statement and any other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at (800) 831-9146, J.P. Morgan Securities LLC collect at (212) 834-4533 or Wells Fargo Securities, LLC toll-free at (800) 645-3751.

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